Mail Stop 3010

September 29, 2009

Dr. Mislav Pavelic
President
OpenCell Biomed, Inc.
25 The West Mall, #253, Unit 1336
Toronto, Ontario, M9C 1B8

> **Re:** **OpenCell Biomed, Inc.**
> **Item 4.01 Form 8-K**
> **Filed September 29, 2009**
> **File No. 333-141094**

Dear Dr. Pavelic:

      We have reviewed the above referenced filing and have the following comments. We welcome any questions you may have about our comments. Feel free to contact us at the number listed at the end of this letter.

1.   We note your disclosure that the decision to change accountants on September 27, 2009 was "a result of Moore's decision to no longer be engaged in auditing or reviewing public company financial statements." On August 27, 2009, the Public Company Accounting Oversight Board ("PCAOB") revoked the registration of Moore because of violations of PCAOB rules and auditing standards in auditing the financial statements, PCAOB rules and quality controls standards, and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder, and noncooperation with a Board investigation. You can find a copy of the order at http://www.pcaobus.org/Enforcement/Disciplinary_Proceedings/2009/08-27_Moore.pdf.

    As requested in our letter dated September 3, 2009, please amend your Form 8-K to disclose that the PCAOB revoked the registration of Moore on August 27, 2009 because of violations of PCAOB rules and auditing standards in auditing the financial statements, PCAOB rules and quality controls standards, and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder, and noncooperation with a Board investigation.

2.   Please obtain and file an Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K. If you are unable to obtain an Exhibit 16 letter from Moore at the time you file your revised Form 8-K please disclose this fact in the Form 8-K.

Please amend your filing and respond to these comments via EDGAR within five business days of the date of this letter. Please note that if you require longer than 5 business days to respond, you should contact the staff immediately to request additional time. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call me at (202) 551-3694.

Sincerely,

Jonathan Wiggins
Staff Accountant